UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2015

Commission File Number: 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated September 29, 2015 relating to the trading halt announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and
Company Secretary

Dated: September 29, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TRADING HALT

Reference is made to the announcements made by Hong Kong Television Network Limited (the “Company”) on 11 April 2014 and 20 May 2014 respectively in relation to the judicial review application in respect of the decision of the Office of the Communications Authority that Hong Kong Mobile Television Network Limited (“HKMTV”), the Company’s wholly-owned subsidiary, would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance is first obtained by HKMTV.

At the request of the Company, trading in the shares of the Company has been halted with effect from 1:00 p.m. on Tuesday, 29 September 2015 pending the release of an announcement in relation to the judgment of the case above-mentioned to be handed down by the High Court at 2:30 p.m.

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 29 September 2015

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.